Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$57,096	$108,772
Accounts receivable	249,553	207,209
Inventory	25,770	26,282
Total current assets	332,419	342,263
Non-current assets:
Deferred tax assets	1,098	1,098
Right-of-use assets	52,337	55,168
Property, plant and equipment	2,301,873	2,472,683
Intangibles	25,087	27,666
Investments and other assets (Note 5)	7,601	—
Total non-current assets	2,387,996	2,556,615
Total assets	$2,720,415	$2,898,878

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$198,129	$150,957
Income taxes payable	654	3,702
Current portion of lease obligations	11,152	11,285
Current portion of long-term debt (Note 7)	2,225	896
Total current liabilities	212,160	166,840

Non-current liabilities:
Share-based compensation (Note 9)	25,430	11,507
Provisions and other	6,934	7,563
Lease obligations	46,503	48,882
Long-term debt (Note 7)	1,162,841	1,236,210
Deferred tax liabilities	12,600	21,236
Total non-current liabilities	1,254,308	1,325,398
Shareholders’ equity:
Shareholders’ capital (Note 10)	2,281,444	2,285,738
Contributed surplus	76,753	72,915
Deficit	(1,239,644)	(1,089,594)
Accumulated other comprehensive income (Note 12)	135,394	137,581
Total shareholders’ equity	1,253,947	1,406,640
Total liabilities and shareholders’ equity	$2,720,415	$2,898,878

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2021	2020	2021	2020

Revenue (Note 3)	$253,813	$164,822	$691,645	$734,065
Expenses:
Operating (Note 6)	184,422	103,147	485,998	457,926
General and administrative (Note 6)	23,983	11,954	76,756	49,938
Restructuring (Note 6)	—	1,950	—	18,061
Earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, gain on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	45,408	47,771	128,891	208,140
Depreciation and amortization	69,431	77,588	211,148	241,626
Gain on asset disposals	(3,261)	(3,032)	(6,224)	(10,111)
Foreign exchange	464	1,161	104	2,924
Finance charges (Note 8)	20,639	27,613	70,783	83,276
Gain on investments and other assets	(327)	—	(327)	—
Loss (gain) on repurchase of unsecured senior notes	—	(27,971)	9,520	(29,942)
Loss before income taxes	(41,538)	(27,588)	(156,113)	(79,633)
Income taxes:
Current	890	2,946	2,462	6,121
Deferred	(4,396)	(2,058)	(8,525)	(3,134)
	(3,506)	888	(6,063)	2,987
Net loss	$(38,032)	$(28,476)	$(150,050)	$(82,620)
Net loss per share: (Note 11)
Basic	$(2.86)	$(2.08)	$(11.27)	$(6.02)
Diluted	$(2.86)	$(2.08)	$(11.27)	$(6.02)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Net loss	$(38,032)	$(28,476)	$(150,050)	$(82,620)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	33,364	(36,384)	(9,182)	49,313
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(24,544)	29,404	6,995	(34,832)
Comprehensive loss	$(29,212)	$(35,456)	$(152,237)	$(68,139)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Cash provided by (used in):
Operations:
Net loss	$(38,032)	$(28,476)	$(150,050)	$(82,620)
Adjustments for:
Long-term compensation plans	7,887	3,106	28,688	8,727
Depreciation and amortization	69,431	77,588	211,148	241,626
Gain on asset disposals	(3,261)	(3,032)	(6,224)	(10,111)
Foreign exchange	415	1,293	1,437	2,447
Finance charges	20,639	27,613	70,783	83,276
Income taxes	(3,506)	888	(6,063)	2,987
Other	2	(142)	(562)	(905)
Gain on investments and other assets	(327)	—	(327)	—
Loss (gain) on repurchase of unsecured senior notes	—	(27,971)	9,520	(29,942)
Income taxes paid	(1,134)	(2,137)	(5,200)	(6,085)
Income taxes recovered	44	1,228	47	1,228
Interest paid	(18,804)	(22,644)	(63,982)	(75,687)
Interest received	171	175	347	504
Funds provided by operations	33,525	27,489	89,562	135,445
Changes in non-cash working capital balances	(11,654)	14,461	(10,050)	85,936
	21,871	41,950	79,512	221,381
Investments:
Purchase of property, plant and equipment	(19,500)	(3,211)	(48,191)	(38,623)
Purchase of intangibles	—	—	—	(57)
Proceeds on sale of property, plant and equipment	4,476	5,705	10,390	16,416
Purchase of investments and other assets	(3,000)	—	(3,000)	—
Changes in non-cash working capital balances	500	(1,367)	3,213	(6,773)
	(17,524)	1,127	(37,588)	(29,037)
Financing:
Issuance of long-term debt	—	123,029	696,341	128,059
Repayments of long-term debt	(8,209)	(158,921)	(769,668)	(204,386)
Repurchase of share capital	—	—	(4,294)	(5,259)
Debt issuance costs	344	—	(9,450)	—
Debt amendment fees	(3)	(22)	(913)	(690)
Lease payments	(1,633)	(1,987)	(4,963)	(5,612)
Changes in non-cash working capital balances	(1,829)	—	—	—
	(11,330)	(37,901)	(92,947)	(87,888)
Effect of exchange rate changes on cash	642	(2,516)	(653)	(1,372)
Increase (decrease) in cash	(6,341)	2,660	(51,676)	103,084
Cash, beginning of period	63,437	175,125	108,772	74,701
Cash, end of period	$57,096	$177,785	$57,096	$177,785

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Note 12)	Deficit	Total Equity
Balance at January 1, 2021	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
Net loss for the period	—	—	—	(150,050)	(150,050)
Other comprehensive loss for the period	—	—	(2,187)	—	(2,187)
Share repurchases	(4,294)	—	—	—	(4,294)
Share-based compensation reclassification	—	(2,349)	—	—	(2,349)
Share-based compensation expense	—	6,187	—	—	6,187
Balance at September 30, 2021	$2,281,444	$76,753	$135,394	$(1,239,644)	$1,253,947

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2020	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432
Net loss for the period	—	—	—	(82,620)	(82,620)
Other comprehensive income for the period	—	—	14,481	—	14,481
Share repurchases	(5,259)	—	—	—	(5,259)
Redemption of non-management director DSUs	677	(502)	—	—	175
Share-based compensation reclassification	—	(1,498)	—	—	(1,498)
Share-based compensation expense	—	8,842	—	—	8,842
Balance at September 30, 2020	$2,291,796	$73,097	$148,736	$(1,052,076)	$1,461,553

See accompanying notes to condensed interim consolidated financial statements.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2020.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2020.

These condensed interim consolidated financial statements were approved by the Board of Directors on October 20, 2021.

(b) Use of Estimates and Judgments

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgments used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2020. As described in Note 4 of the consolidated audited annual financial statements for the year ended December 31, 2020, due to the outbreak of the Novel Coronavirus (COVID-19) and the resulting impact on the economy and in particular the prices of oil and natural gas, the estimates and judgments used to prepare these financial statements were subject to a higher degree of measurement uncertainty.

NOTE 3. Revenue

(a) Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended September 30, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$96,751	$3,301	$—	$—	$100,052
Canada	93,869	24,842	—	(1,287)	117,424
International	36,337	—	—	—	36,337
	$226,957	$28,143	$—	$(1,287)	$253,813

Day rate/hourly services	$223,380	$28,143	$—	$(198)	$251,325
Directional services	2,028	—	—	—	2,028
Other	1,549	—	—	(1,089)	460
	$226,957	$28,143	$—	$(1,287)	$253,813

Three Months Ended September 30, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$73,974	$2,714	$—	$(1)	$76,687
Canada	35,906	11,729	—	(393)	47,242
International	40,893	—	—	—	40,893
	$150,773	$14,443	$—	$(394)	$164,822

Day rate/hourly services	$133,385	$14,443	$—	$(62)	$147,766
Shortfall payments/idle but contracted	12,731	—	—	—	12,731
Turnkey drilling services	3,328	—	—	—	3,328
Directional services	485	—	—	—	485
Other	844	—	—	(332)	512
	$150,773	$14,443	$—	$(394)	$164,822

Nine Months Ended September 30, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$269,553	$9,149	$—	$(1)	$278,701
Canada	234,659	72,205	—	(2,740)	304,124
International	108,820	—	—	—	108,820
	$613,032	$81,354	$—	$(2,741)	$691,645

Day rate/hourly services	$590,995	$81,354	$—	$(358)	$671,991
Shortfall payments/idle but contracted	235	—	—	—	235
Turnkey drilling services	9,630	—	—	—	9,630
Directional services	7,871	—	—	—	7,871
Other	4,301	—	—	(2,383)	1,918
	$613,032	$81,354	$—	$(2,741)	$691,645

Nine Months Ended September 30, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$347,598	$11,757	$—	$(11)	$359,344
Canada	188,295	41,874	—	(1,615)	228,554
International	146,167	—	—	—	146,167
	$682,060	$53,631	$—	$(1,626)	$734,065

Day rate/hourly services	$619,847	$53,631	$—	$(309)	$673,169
Shortfall payments/idle but contracted	41,550	—	—	—	41,550
Turnkey drilling services	7,930	—	—	—	7,930
Directional services	8,084	—	—	—	8,084
Other	4,649	—	—	(1,317)	3,332
	$682,060	$53,631	$—	$(1,626)	$734,065

(b) Seasonality

Precision has operations that are carried on in Canada which represent approximately 44% (2020 - 31%) of consolidated revenue for the nine months ended September 30, 2021 and 36% (2020 - 36%) of consolidated total assets as at September 30, 2021. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended September 30, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$226,957	$28,143	$—	$(1,287)	$253,813
Operating earnings (loss)	(4,332)	1,570	(18,000)	—	(20,762)
Depreciation and amortization	62,751	4,004	2,676	—	69,431
Gain on asset disposals	(3,035)	(95)	(131)	—	(3,261)
Total assets	2,453,922	127,186	139,307	—	2,720,415
Capital expenditures	18,337	1,143	20	—	19,500

Three Months Ended September 30, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$150,773	$14,443	$—	$(394)	$164,822
Operating earnings (loss)	(16,397)	167	(10,555)	—	(26,785)
Depreciation and amortization	70,675	4,014	2,899	—	77,588
Gain on asset disposals	(2,684)	(236)	(112)	—	(3,032)
Total assets	2,699,247	127,792	246,285	—	3,073,324
Capital expenditures	2,906	207	98	—	3,211

Nine Months Ended September 30, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$613,032	$81,354	$—	$(2,741)	$691,645
Operating earnings (loss)	(22,611)	6,225	(59,647)	—	(76,033)
Depreciation and amortization	191,084	11,859	8,205	—	211,148
Gain on asset disposals	(5,355)	(551)	(318)	—	(6,224)
Total assets	2,453,922	127,186	139,307	—	2,720,415
Capital expenditures	45,460	2,553	178	—	48,191

Nine Months Ended September 30, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$682,060	$53,631	$—	$(1,626)	$734,065
Operating earnings (loss)	25,096	(5,219)	(43,252)	—	(23,375)
Depreciation and amortization	220,461	12,416	8,749	—	241,626
Gain on asset disposals	(8,617)	(1,237)	(257)	—	(10,111)
Total assets	2,699,247	127,792	246,285	—	3,073,324
Capital expenditures	36,261	2,086	333	—	38,680

A reconciliation of total segment operating earnings (loss) to loss before taxes is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Total segment operating loss	$(20,762)	$(26,785)	$(76,033)	$(23,375)
Deduct:
Foreign exchange	464	1,161	104	2,924
Finance charges	20,639	27,613	70,783	83,276
Gain on investments and other assets	(327)	—	(327)	—
Loss (gain) on repurchase of unsecured senior notes	—	(27,971)	9,520	(29,942)
Loss before income taxes	$(41,538)	$(27,588)	$(156,113)	$(79,633)

NOTE 5. DISPOSAL OF DIRECTIONAL DRILLING

During the third quarter of 2021, Precision sold its directional drilling business to Cathedral Energy Services Ltd. (Cathedral) for a purchase price of $6 million resulting in a gain on disposal of $1 million. The directional drilling business was previously contained within the Contract Drilling Services segment.

The purchase price was satisfied through the issuance of 13,400,000 Cathedral common shares, along with warrants to purchase an additional 2,000,000 Cathedral common shares at a price of $0.60 per common share within a two-year period. In addition to the statutory hold period, the parties agreed to resale restrictions on the common share consideration that limits the timing and quantities of common shares Precision can sell over a two-year period. The Cathedral common shares and share purchase warrants held by Precision are presented as long-term investments and other assets and will be revalued at each reporting period using Level I and II inputs, respectively.

Pursuant to the transaction agreement, Precision fully disposed of its directional drilling operating assets and personnel, along with $3 million cash to support Cathedral’s growth and expansion.

NOTE 6. RESTRUCTURING AND OTHER

For the three and nine months ended September 30, 2020, Precision incurred restructuring charges of $2 million and $18 million, respectively. These charges were comprised of severance, as the Corporation aligned its cost structure to reflect reduced global activity, and certain costs associated with the shutdown of the directional drilling operations in the United States.

In response to the economic slowdown caused by COVID-19, governments enacted various employer assistance and economic stimulus programs. In 2020, the Government of Canada introduced the Canadian Emergency Wage Subsidy program. For the three and nine months ended September 30, 2021, Precision recognized $6 million (2020 - $8 million) and $24 million (2020 - $16 million) of salary and wage subsidies, respectively. For the nine months ended September 30, 2021, these subsidies were presented as reductions of operating and general and administrative expense of $21 million (2020 - $12 million) and $3 million (2020 - $4 million), respectively.

NOTE 7. LONG-TERM DEBT

		U.S. Denominated Facilities			Canadian Facilities and Translated U.S. Facilities
		September 30,		December 31,	September 30,	December 31,
		2021		2020	2021	2020

Current Portion of Long-Term Debt
Canadian Real Estate Credit Facility	US	$—	US	$—	$1,333	$—
U.S. Real Estate Credit Facility		704		704	892	896
	US	$704	US	$704	$2,225	$896

Long-Term Debt
Senior Credit Facility	US	$161,000	US	$74,650	$203,886	$95,041
Canadian Real Estate Credit Facility		—		—	18,000	—
U.S. Real Estate Credit Facility		9,269		9,797	11,738	12,474
Unsecured Senior Notes:
7.75% senior notes due 2023		—		285,734	—	363,782
5.25% senior notes due 2024		—		263,205	—	335,099
7.125% senior notes due 2026		347,765		347,765	440,399	442,757
6.875% senior notes due 2029		400,000		—	506,548	—
	US	$918,034	US	$981,151	1,180,571	1,249,153
Less net unamortized debt issue costs and original issue discount					(17,730)	(12,943)
					$1,162,841	$1,236,210

	Senior Credit Facility	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	Unsecured Senior Notes	Debt Issue Costs and Original Issue Discount	Total
Current	$—	$—	$896	$—	$—	$896
Long-term	95,041	—	12,474	1,141,638	(12,943)	1,236,210
Balance December 31, 2020	95,041	—	13,370	1,141,638	(12,943)	1,237,106
Changes from financing cash flows:
Proceeds from unsecured senior notes	—	—	—	482,064	—	482,064
Proceeds from Senior Credit Facility	194,277	—	—	—	—	194,277
Proceeds from Real Estate Credit Facility	—	20,000	—	—	—	20,000
Repayment of unsecured senior notes	—	—	—	(676,058)	—	(676,058)
Repayment of Senior Credit Facility	(92,282)	—	—	—	—	(92,282)
Repayment of Real Estate Credit Facility	—	(667)	(661)	—	—	(1,328)
Payment of debt issue costs	—	—	—	—	(9,450)	(9,450)
	197,036	19,333	12,709	947,644	(22,393)	1,154,329
Loss on repurchase of unsecured senior notes	—	—	—	9,520	—	9,520
Amortization of debt issue costs	—	—	—	—	8,185	8,185
Original issue discount	—	—	—	3,628	(3,520)	108
Foreign exchange adjustment	6,850	—	(79)	(13,845)	(2)	(7,076)
Balance at September 30, 2021	$203,886	$19,333	$12,630	$946,947	$(17,730)	$1,165,066

Current	$—	$1,333	$892	$—	$—	$2,225
Long-term	203,886	18,000	11,738	946,947	(17,730)	1,162,841
	$203,886	$19,333	$12,630	$946,947	$(17,730)	$1,165,066

At September 30, 2021, Precision was in compliance with the covenants of the Senior Credit Facility and Real Estate Credit Facilities.

Long-term debt obligations at September 30, 2021 will mature as follows:

2021	$556
2022	2,225
2023	2,225
2024	2,225
Thereafter	1,175,565
$1,182,796

Senior Credit Facility

On June 18, 2021, Precision agreed with the lenders of its Senior Credit Facility to extend the facility’s maturity date and extend and amend certain financial covenants during the Covenant Relief Period. The maturity date of the Senior Credit Facility was extended to June 18, 2025, however, US$53 million of the US$500 million will expire on November 21, 2023.

The lenders agreed to extend the Covenant Relief Period to September 30, 2022 and amended the consolidated Covenant EBITDA to consolidated interest coverage ratio for the most recent four consecutive quarters to be greater than or equal to 1.75:1 for the period ended September 30, 2021, 2.0:1, for the periods ending December 31, 2021 and March 31, 2022, 2.25:1 for the periods ending June 30, 2022 and September 30, 2022 and 2.5:1 for periods ending thereafter.

During the Covenant Relief Period, Precision’s distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.

During 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. Precision also has the option to voluntarily terminate the Covenant Relief Period prior to September 30, 2022.

The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

The Senior Credit Facility contains certain covenants that place restrictions on Precision’s ability to incur or assume additional indebtedness; dispose of assets; change its primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements.

Unsecured Senior Notes

On June 15, 2021, Precision issued US$400 million of 6.875% unsecured senior notes due in 2029 in a private offering. These unsecured senior notes were issued at a price equal to 99.253% of the face value, resulting in a US$3 million original issue discount. The original issue discount will be amortized over the life of the notes using the effective interest rate method.

The net proceeds from the issuance along with amounts drawn on the Senior Credit Facility were used to redeem in full US$286 million aggregate principal amount of the 7.750% unsecured senior notes due 2023 and redeem in full US$263 million aggregate principal amount of the 5.250% unsecured senior notes due 2024 for US$557 million plus accrued and unpaid interest resulting in a loss on redemption of US$8 million. The redemption of the unsecured senior notes occurred on June 16, 2021 and interest ceased to accrue on the notes on that date.

6.875% Unsecured Senior Notes due in 2029

These unsecured senior notes bear interest at a fixed rate of 6.875% per annum and mature on January 15, 2029. Interest is payable semi-annually on January 15 and July 15 of each year, commencing January 15, 2022.

These notes are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guarantee the Senior Credit Facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to restrict the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s Financial Services, Moody’s Investors Service or Fitch Ratings and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Prior to June 15, 2024, Precision may redeem up to 35% of the 6.875% unsecured senior notes due 2029 with the net proceeds of certain equity offerings at a redemption price equal to 106.875% of the principal amount plus accrued interest. Prior to January 15, 2025, Precision may redeem these notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the January 15, 2025 redemption price plus required interest payments through January 15, 2025 (calculated using the U.S. Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after January 15, 2025 and before January 15, 2027, at redemption prices ranging between 103.438% and 101.719% of their principal amount plus accrued interest. Any time on or after January 15, 2027, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

Canadian Real Estate Credit Facility

In March 2021, Precision established a Canadian Real Estate Credit Facility in the amount of $20 million. The facility matures in March 2026 and is secured by real properties in Alberta, Canada. Principal plus interest payments are due quarterly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CDOR rate plus margin.

The Canadian Real Estate Credit Facility contains certain affirmative and negative covenants and events of default, customary for this type of transactions. Under the terms of the Canadian Real Estate Credit Facility, Precision must maintain a consolidated interest coverage ratio in accordance with the Senior Credit Facility, described above, as of the last day of each period of four consecutive fiscal quarters. In the event the Senior Credit Facility expires, is cancelled or is terminated, the consolidated interest coverage ratios in effect at that time shall remain in place for the remaining duration of the Canadian Real Estate Credit Facility.

NOTE 8. FINANCE CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Interest:
Long-term debt	$19,138	$24,708	$59,893	$76,594
Lease obligations	681	736	2,060	2,452
Other	1	—	6	107
Income	(22)	(235)	(178)	(547)
Amortization of debt issue costs, loan commitment fees and original issue discount	841	2,404	9,002	4,670
Finance charges	$20,639	$27,613	$70,783	$83,276

NOTE 9. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Executive Performance Share Units(b)	Non-Management Directors’ DSUs (c)	Total
December 31, 2020	$6,624	$4,751	$6,833	$1,609	$19,817
Expensed during period	15,843	16,317	14,582	3,434	50,176
Reclassified to contributed surplus	—	—	(3,639)	—	(3,639)
Payments and redemptions	(5,747)	(1,866)	(4,808)	—	(12,421)
September 30, 2021	$16,720	$19,202	$12,968	$5,043	$53,933

Current	$10,657	$4,878	$12,968	$—	$28,503
Long-term	6,063	14,324	—	5,043	25,430
	$16,720	$19,202	$12,968	$5,043	$53,933

(a) Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2020	484,782	565,379
Granted	354,710	487,190
Redeemed	(216,820)	(40,515)
Forfeited	(21,673)	(24,539)
September 30, 2021	600,999	987,515

(b) Executive Performance Share Units

A summary of the activity under Executive Performance Share Unit (Executive PSU) share-based incentive plan is presented below:

Executive PSUs Outstanding
December 31, 2020	288,707
Redeemed	(96,355)
Forfeited	(2,388)
September 30, 2021	189,964

Precision grants Executive PSUs to certain senior executives. On December 31, 2020, Precision changed its settlement intentions and anticipates settling vested Executive PSUs in cash. Included in net loss for the three and nine months ended September 30, 2021 is an expense of $3 million (2020 - $2 million) and $15 million (2020 - $8 million), respectively.

(c) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director Deferred Share Unit (DSU) plan is presented below:

DSUs Outstanding
December 31, 2020	77,574
Granted	20,927
September 30, 2021	98,501

Equity Settled Plans

(d) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2020	148,665	$87.00	—	286.20	$138.86	141,156
Forfeited	(33,060)	89.20	—	286.20	193.10
September 30, 2021	115,605	$87.00	—	146.40	$123.35	115,605

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2020	283,793	$51.20	—	183.60	$86.23	239,521
Forfeited	(15,950)	183.60	—	183.60	183.60
September 30, 2021	267,843	$51.20	—	115.80	$80.43	257,854

(e) Non-Management Directors – Deferred Share Unit Plan

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement.

A summary of the activity under this share-based incentive plan is presented below:

DSUs Outstanding
December 31, 2020 and September 30, 2021	1,470

NOTE 10. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
Balance December 31, 2020	13,459,593	$2,285,738
Share repurchase	(155,168)	(4,294)
Balance September 30, 2021	13,304,425	$2,281,444

(a) Share Consolidation

On November 12, 2020, Precision Drilling Corporation completed a 20:1 consolidation of its common shares. Comparative period share-based compensation award units, share option quantities, share option exercise prices and basic and diluted weighted average shares outstanding have been retrospectively adjusted to reflect the share consolidation.

(b) Normal Course Issuer Bid

During the third quarter of 2021, the Toronto Stock Exchange approved Precision’s application to renew its Normal Course Issuer Bid (NCIB). Under the terms of the NCIB, Precision may purchase and cancel up to a maximum of 1,317,158 common shares, representing 10% of the public float of common shares as of August 13, 2021. The NCIB will terminate no later than August 26, 2022.

NOTE 11. PER SHARE AMOUNTS

The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted net loss per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net loss - basic and diluted	$(38,032)	$(28,476)	$(150,050)	$(82,620)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands)	2021	2020	2021	2020
Weighted average shares outstanding – basic	13,304	13,725	13,319	13,736
Effect of share options and other equity compensation plans	—	—	—	—
Weighted average shares outstanding – diluted	13,304	13,725	13,319	13,736

NOTE 12. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains (Losses)	Foreign Exchange Gain (Loss) on Net Investment Hedge	Tax Benefit Related to Net Investment Hedge of Long-Term Debt	Accumulated Other Comprehensive Income (Loss)
December 31, 2020	$483,657	$(351,474)	$5,398	$137,581
Other comprehensive income (loss)	(9,182)	6,995	—	(2,187)
September 30, 2021	$474,475	$(344,479)	$5,398	$135,394

NOTE 13. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility and the Canadian and U.S. Real Estate Credit Facilities are measured at amortized cost and approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at September 30, 2021 was approximately $982 million (December 31, 2020 – $1,023 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of the Cathedral common shares held by Precision is based on a level I input, Cathedral’s unadjusted share price. The fair value of the common share purchase warrants is estimated using a Black-Scholes option pricing model, which uses level II inputs, including estimated standard deviation, annual risk-free interest rate, share price and exercise price of the warrant.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q3 2021 TRADING PROFILE

Toronto (TSX: PD)

High: $54.72

Low: $35.82

Close: $51.20

Volume Traded: 6,287,505

New York (NYSE: PDS)

High: US$44.52

Low: US$28.00

Close: US$40.41

Volume Traded: 3,146,101

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

•  change of address

•  lost unit certificates

•  transfer of shares to another person

•  estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

Michael R. Culbert

William T. Donovan

Brian J. Gibson

Steven W. Krablin

Susan M. MacKenzie

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Senior Vice President, General Counsel and Chief Compliance Officer

Carey T. Ford

Senior Vice President and Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

Chief Marketing Officer

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com